Exhibit 5.1

[Reed Smith LLP Letterhead]

December 20, 2017

Kennametal Inc.

600 Grant Street, Suite 5100

Pittsburgh, Pennsylvania 15219-2706

Re:	Registration Statement on Form S-8 for Kennametal Inc. Restoration Plan

Ladies and Gentlemen:

We have acted as counsel to Kennametal Inc., a Pennsylvania corporation (the “Company”), in connection with the registration under the Securities Act of 1933 (the “Act”) on Form S-8 (the “Registration Statement”) of the creation and issuance by the Company from time to time of up to $7,500,000 in obligations of the Company for the payment of compensation deferred by participants under the Company’s Restoration Plan (the “Plan Obligations”).

We have examined such corporate records, certificates and other documents, and such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the Plan Obligations, when issued in accordance with the terms of the Restoration Plan, will be duly authorized and validly created and will represent valid and binding obligations of the Company enforceable against the Company in accordance with the terms of the Restoration Plan, except as limited by bankruptcy, insolvency or other laws of general application affecting the enforcement of creditors’ rights and general equitable principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the Commonwealth of Pennsylvania, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Yours truly,

/s/ REED SMITH LLP

REED SMITH LLP